ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 13, 2006

06019404

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 December 2006 (ASX – Announcement & Media Release - Activity Update)

dlw 12/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

13 December 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

Trio Parker #1 well, Hardeman County, Texas (FAR 16.77% pre farmout)
Drilling ahead at 7,570 feet

The Parker Replacement Well No. 1 well is presently drilling ahead at a depth of 7,570 feet using Paterson Rig 31.

The well is testing the Mississippian Chapel formation to a depth of 8,500 feet between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross). If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day.

Under the terms of a farmout FAR will be free carried in the drilling and completion of the well. FAR's working interest will reduce from 16.77% to 4.19% until payout (defined as 22,000 barrels) and thereafter increase to 7.34%.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Charlie Lake interval frac in progress.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

A "high strength" sand with oil fracture stimulation has been conducted over the Charlie Lake interval from 3,104 to 3,131 metres following which the well commenced unloading gas and load fluid. 2 7/8 inch production string has been run in the hole which commenced unloading gas, water and frac fluid. The well is presently shut in to allow for pressure build.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street; West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au